

ANGLO AMERICAN

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA


05007374


SEC MAIL PROCESSING
RECEIVED
APR 13 2005
WASH. D.C.
185
SECTION

SUPPL

7 April 2005

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public or has distributed to its shareholders the following:-

Annual Report and Financial Statements for the year ended 31 December 2004.

Yours faithfully
For and on behalf of
ANGLO AMERICAN plc

PROCESSED
APR 25 2005
THOMSON FINANCIAL

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk